December 21, 2018

Michael Barron
Chief Executive Officer
United Rail, Inc.
9480 South Eastern Avenue
Suite 208
Las Vegas, NV 89123

       Re: United Rail, Inc.
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Response Letter dated December 12, 2018
           File No. 024-10838

Dear Mr. Barron:

       We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2018 letter.

Amendment No. 3 to Offering Statement on Form 1-A

General

1. We note your response to our prior comment 1 that the company properly suspended its
      Section 15(d) reporting obligations and we reissue the comment. Please provide us with the basis for this conclusion. In that regard, we note that the company stated that it had
      345 holders of record as of July 8, 2015. Refer to Section 15(d)(1) of the Exchange Act.
 Michael Barron
United Rail, Inc.
December 21, 2018
Page 2

       Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameMichael Barron                          Sincerely,
Comapany NameUnited Rail, Inc.
                                                          Division of
Corporation Finance
December 21, 2018 Page 2                                  Office of
Transportation and Leisure
FirstName LastName